PETERSON SULLIVAN, PLLC

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the registration statement on Form SB-2/A (No. 333-129180) of The Studio Zone Inc. of our report dated March 7, 2006, relating to the balance sheets of The Studio Zone Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. We also consent to the reference to Peterson Sullivan PLLC as experts.

Our report dated March 7, 2006, contains an explanatory paragraph that states that The Studio Zone Inc. has experienced losses and has an accumulated deficit at December 31, 2005, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Peterson Sullivan PLLC

March 7, 2006
Seattle, Washington